Kirk A. Davenport II	53rd at Third
Direct Dial: 212-906-1284	885 Third Avenue
kirk.davenport@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Attention: Pamela Long	Madrid	Washington, D.C.

Re:                             Neff Corporation
Registration Statement on Form S-1
Filed September 3, 2014
File No. 333-198559

Ladies and Gentlemen:

On behalf of our client, Neff Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was initially filed with the Commission on September 3, 2014 and amended by Amendment No. 1 filed with the Commission on October 10, 2014 and Amendment No. 2 filed with the Commission on October 29, 2014, Amendment No. 3 filed with the Commission on November 10, 2014 and Amendment No. 4 filed with the Commission on November 13, 2014 (“Amendment No. 4”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Mark Irion, the Company’s Chief Financial Officer, dated November 14, 2014.  The responses provided in this letter are based on information provided to Latham & Watkins LLP by the Company.  For your convenience we are also providing five copies of Amendment No. 5, marked to show changes against Amendment No. 4, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

Dilution, page 51

1.              Please disclose the historical per share value of net tangible book deficit as of September 30, 2014. Please refer to Item 506(a) of Regulation S-K for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 51 of Amendment No. 5 to disclose its historical net tangible book deficit per share as of September 30, 2014.  The Company has further revised its disclosure on page 51 to clarify the presentation of net tangible book value (deficit) and net tangible book value (deficit) per share, which is presented (i) on an historical basis, (ii) on a pro forma basis giving effect to the Organizational Transactions (other than the offering) and the Assumed Redemption and (iii) on a pro forma basis giving effect to the Organizational Transactions and the Assumed Redemption, as further adjusted for the offering. See also the Company’s response to comment number 2 below.

2.              Please provide us with your calculations for pro forma net tangible book value per share as of September 30, 2014 before this offering and pro forma net tangible book value after this offering.

Response:

In response to the Staff’s comment, the Company respectfully submits the following calculations for the net tangible book value (deficit) per share as of September 30, 2014 (i) on an historical basis, (ii) on a pro forma basis giving effect to the Organizational Transactions (other than the offering) and the Assumed Redemption and (iii) on a pro forma basis giving effect to the Organizational Transactions and the Assumed Redemption, as further adjusted for the offering:

	Historical	Pro Forma (1)	Pro Forma, As Adjusted (2)
	(dollars and shares in thousands)
Net Assets	$606,655	$606,655	$670,114
Less Goodwill	(58,765)	(58,765)	(58,765)
Less Intangibles	(16,979)	(16,979)	(16,979)
Less Liabilities	(930,761)	(930,761)	(872,106)
Net Tangible Book Value	$(399,850)	$(399,850)	$(277,736)

# of Shares	9,200 (3)	16,097	24,430
Net Tangible Book Value per Share	$(43.46)	$(24.84)	$(11.37)

Increase in Pro Forma Net Tangible Book Value per Share			$13.47

(1)         Gives pro forma effect to the Organizational Transactions (other than the offering) and the Assumed Redemption.

(2)         Gives pro forma effect to the Organizational Transactions and the Assumed Redemption, as further adjusted for the offering.

(3)         Reflects the number of units actually owned by Wayzata in Neff Holdings as of September 30, 2014. Neff Corporation had 100 shares outstanding as of September 30, 2014, all of which were owned by Wayzata.

In addition, the Company has revised its disclosure on page 51 of Amendment No. 5 to clarify how the calculations in the table on that page were made.

3.              Please include the exercise of the vested LLC options in your table on page 52.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 52 of Amendment No. 5 to include the exercise of the vested Neff Holdings options in the first line of the table as requested.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 53

Unaudited Pro Forma Balance Sheet as of September 30, 2014, page 55

4.              Please expand note (2) to clarify the triggering event for the recognition of the net deferred tax assets. Please expand your disclosure to also clarify why the TRA liability exceeds 85% of the net deferred tax assets recognized.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in footnote (2) on pages 55 and 56 of Amendment No. 5 to specify that the recognition of the net deferred tax assets is triggered by the contribution of a portion of the net proceeds of the offering by Neff Corporation to Neff Holdings in exchange for common units in Neff Holdings, as well as the use of a portion of the net proceeds by Neff Corporation to purchase common units in Neff Holdings directly from Wayzata.

In addition, the Company has further revised footnote (2) on page 56 of Amendment No. 5 to provide additional detail with respect to the approximately $105.0 million of tax benefits to Neff Corporation triggered by these transactions that are the basis for liability under the Tax Receivable Agreement.  The Company has revised its disclosure to clarify that the difference between the tax benefits and the deferred tax assets is attributable to the accelerated tax depreciation realized prior to the Organizational Transactions which reduced the tax basis below the reported amounts in the financial statements and reduced the related net deferred tax assets by approximately $40.0 million.

5.              We note your response to comment three in our letter dated November 7, 2014. It remains unclear how the revisions to the adjustments and footnotes (4) and (6) addressed the prior comment, and how Neff Corporation’s use of the net offering proceeds would result in a reduction to the equity received in Neff Corporation’s IPO offering. To help us better understand your pro forma presentation, please provide us with the separate journal entries that you will record to (a) recognize the receipt of the IPO offering proceeds; (b) the payment of the underwriting expenses; (c) the payment of the other offering expenses; (d) the use of the remaining cash proceeds (i.e., acquisition of interest in Neff Holdings); and (e) the $9.9 million cash payment to certain management and directors on Neff Corporation’s standalone balance sheet. Please then bridge the gap for us how these journal entries are reflected in the Neff Corporation pro forma balance sheet.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has reflected payments to Wayzata to purchase common units of Neff Holdings directly from Wayzata differently from the payments to Neff Holdings to purchase common units directly from Neff Holdings because payments to Wayzata are properly reflected as a redemption of stockholders’ equity.  The Company has revised its disclosure on page 57 of Amendment No. 5 to clarify that the offering proceeds used to purchase common units of Neff Holdings directly from Wayzata are treated as a redemption of stockholders’ equity.

In addition, the Company has included the requested journal entries as Annex A hereto.

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2013, page 58

6.              Please expand your disclosures for Note (1) to:

•                  clarify for investors that the compensation expense charge only relates to options over 78,587 shares of Class A common stock, as the only vesting criteria is time, and that no adjustment has been included for restricted stock units over 60,879 shares of Class A common stock, as there are vesting criteria other than time;

•                  disclose the vesting requirements for the options and restricted stock units; and

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the compensation expense charge reflected in the pro forma statements of operations relates to both options over 78,587 shares of Class A common stock and restricted stock units over 60,879 shares of Class A common stock.  The Company respectfully advises the Staff that the inclusion of restricted stock units in its calculation of compensation expense charge is appropriate because the Company expects the vesting criteria for the restricted stock units to be satisfied.  As a result, the calculated compensation expense associated with the restricted stock units is based on the fair value of the restricted stock units at the date of the grant, amortized over the three-year vesting period. The Company has revised its disclosure on pages 59 and 61 of Amendment No. 5 accordingly.

In addition, the Company has revised its disclosure on pages 59 and 62 of Amendment No. 5 to disclose the vesting requirements for the options and include a cross-reference to the more detailed disclosure of the vesting requirements for the restricted stock units presented under the caption “Executive Compensation—Equity-Based Compensation Awards” in Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Liquidity and Capital Resources, page 78

7.              We note your response to comment three in our letter dated November 5, 2014, along with the revised disclosures. It is unclear how you are able to disclose that as of September 30, 2014, you have $103.3 million available to use under your Revolving Credit Facility as a source of liquidity when the financial covenants limit the availability to $60.8 million. Please advise or revise your disclosures accordingly. Please also refer to comment 31 in our letter dated September 30, 2014, and the corresponding changes you made to the Form S-1/A No. 1. Please also address this comment for your pro forma presentation and disclosure on page 50.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 80 of Amendment No. 5 to reflect the Company’s borrowing capacity of $60.8 million on an actual basis and $100.8 million on a pro forma basis as a result of the limitations imposed by the financial covenants under the Revolving Credit Facility.  The Company has made conforming changes to the remainder of the Registration Statement.

Description of Capital Stock, page 131

8.              We note the provisions of Article 13 of your certificate of incorporation filed as Exhibit 3.1 stating that the Court of Chancery shall be the sole and exclusive forum for any stockholder. Please revise your disclosure to include a brief discussion of this mandatory choice of forum clause.

Response:

The Company respectfully advises the Staff that it has revised its disclosure on page 133 of Amendment No. 5 to disclose the mandatory choice of forum clause in its certificate of incorporation.

Exhibit 5.1 - Legal Opinion

9.              Please have counsel revise the last paragraph in the first page of the legal opinion to remove the assumption regarding shares being duly registered on the books of the transfer agents. It is not readily apparent how this assumption relating to actions following the issuance of the shares would impact counsel’s opinion.

Response:

The Company respectfully advises the Staff that counsel has revised its legal opinion to remove the assumption noted by the Staff, and the Company has refiled Exhibit 5.1 with Amendment No. 5.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1284 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Mark Irion, Chief Financial Officer, Neff Corporation

Dennis D. Lamont, Esq., Latham & Watkins LLP

Arthur D. Robinson, Esq., Simpson Thacher & Bartlett LLP

Lesley C. Peng, Esq., Simpson Thacher & Bartlett LLP

Annex A

Neff Corporation Journal Entries

(1) Neff Corporation (to record offering proceeds and offering expenses)	Dr.	Cr.
Cash — (Gross Proceeds)	220,000
Underwriting discount and commissions		15,400
Other offering costs		5,300
Payments to certain management and directors		9,900
Accumulated Deficit (for offering expenses to be reflected in the income statement)	9,900
Additional Paid in Capital		199,300

(2) Neff Corporation (to adjust additional paid in capital for par value of stock)	Dr.	Cr.
Additional Paid in Capital	233
Par Value Class A		105
Par Value Class B		128

(3) Neff Corporation (to record purchase of units from Wayzata as redemption of stockholders equity)	Dr.	Cr.
Additional Paid in Capital	41,850
Cash		41,850

(4) Neff Corporation (to record purchase of units from Neff Holdings/allocate deficit to new shareholders)	Dr.	Cr.
Additional Paid in Capital	147,550
Non-controlling interest		147,550
Intercompany receivable (payable)	147,550
Cash		147,550

(5) Neff Holdings LLC (to record purchase of units from Neff Holdings/allocate deficit to new shareholders)	Dr.	Cr.
Cash	147,550
Intercompany receivable (payable)		147,550

(6) Neff Holdings LLC (to record repayment of Revolving Credit Facility and prepayment Second Lien Loan)	Dr.	Cr.
Prepayment of Second Lien	105,399
Prepayment premium for Second Lien	2,151
Prepayment of Revolving Credit Facility	40,000
Cash		147,550

Additional Paid in Capital
Dr.		Cr.
		199,300	(1)
233	(2)
41,850	(3)
147,550	(4)
21,342
210,975		199,300
11,675	*

* Pro forma Neff Corporation balance disclosed in S-1

Deficit/Non-controlling interest
Dr		Cr
324,106
		147,550	(4)

324,106		147,550
176,556	*

* Pro forma Neff Corporation balance disclosed in S-1

Cash
Dr.		Cr.
220,000	(1)
		15,400	(1)
		5,300	(1)
		9,900	(1)
		41,850	(3)
		147,550	(4)
220,000		220,000